

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

July 13, 2023

<u>VIA E-MAIL</u>

Brian F. Hurley, Esq.
Brookfield Asset Management Inc.
Brookfield Place, 250 Vesey Street
New York, NY 10281-1023

Re: <u>Brookfield Infrastructure Income Fund, Inc.</u>
        File Nos. 333-272606, 811-23863

Dear Mr. Hurley:

On June 12, 2023, Brookfield Infrastructure Income Fund, Inc. (the "<u>Fund</u>") filed a Registration Statement on Form N-2 (the "<u>Registration Statement</u>") under the Securities Act of 1933, as amended (the "<u>1933 Act</u>") and the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"). We have reviewed the filing and our comments are set forth below. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL COMMENTS

1.   We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on supplemental information provided, or on exhibits filed with any pre-effective amendment.

2.   Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3.   In addition to the exemptive orders previously applied for by the Adviser, its affiliates and the Fund, and currently pending, and which you represent that the Fund will rely upon (*e.g.*, multi-class, co-investment and advisory fee exemptive relief), please advise whether the Fund intends to rely on any additional application(s) for exemptive or no-action relief in connection with the Registration Statement, and if so, the anticipated timing of any applications or requests for relief.

4.   Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of

such materials.

5. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue debt securities or preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosures of risks to stockholders in the event of a preferred shares or debt offering. Please also consider the impact such issuance may have on other disclosures, such as the Fee Table and revise throughout as appropriate.

6. The disclosure indicates that proceeds from the offering of Shares will be held by the custodian and available to make Portfolio Investments, and that the Fund generally expects to invest such proceeds under normal circumstances within three months of receipt. Please clarify in the disclosure: (1) whether prospective investors will be able to rescind their orders, applications, or subscriptions for Shares prior to acceptance, and recoup their investment proceeds and, if so, whether they will receive interest; and (2) whether prospective investors whose orders, applications or subscriptions are rejected will receive interest on their returned investment proceeds. Further, the disclosure in the Prospectus is unclear as to whether the Fund will conduct daily or monthly closings (see comment 33 below). If closings are intended to occur monthly, please also clarify whether the Fund will have control or access to proceeds from the offering Shares money prior to acceptance.

7. Section 23(c) of the 1940 Act generally provides that no registered closed-end company shall repurchase its securities except through repurchases made on an exchange, pursuant to tenders, or under such other circumstances as the Commission may permit. Rule 23c-2 under the 1940 Act provides that if less than all outstanding securities of a class or series are to be repurchased, the repurchase must be made in a manner as will not discriminate unfairly against any stockholder. We note that the disclosures on pages 87 and 92 of the Prospectus, under the headings "Mandatory Redemptions" include multiple bullet points describing various bases upon and reasons for which the Fund may determine to repurchase Shares without the consent of a stockholder. However, the disclosures on pages 28 and 56 of the SAI, under the heading "Mandatory Redemption", merely state that the Fund, if permitted, may require compulsory repurchase of all or any part of the Shares of any stockholder for any reason and at any time. With regard to these disclosures throughout the Registration Statement: (i) please delete the specific basis for mandatory repurchases due to the holding of Shares by a stockholder that "may be harmful or injurious to the business or reputation of the Fund, the Board or [Brookfield] or any of its affiliates" or (ii) if retained, please explain to the staff in supplemental correspondence how the Fund intends to apply this basis, as well as all other bulleted bases for mandatory repurchases, in a fair and otherwise non-discriminatory manner, and how such mandatory repurchases will be in accordance with the 1940 Act, the Fund's Charter or other governing documents. In addition, please conform the disclosures regarding mandatory redemptions in the Prospectus and in the SAI to be consistent, including, as applicable, by describing them as repurchases and not redemptions.

PROSPECTUS

<u>Cover page</u>

8.   Under the heading "Investment Strategies", for purposes of disclosure of the 80% Policy and/or concentration policy, as applicable (and also relating to content beginning on pages 2 and 22 of the Prospectus and on page 1 of the SAI), and to aid investors' understanding of the scope and implementation of the Fund's investment objective:

   a. Please clarify that an investment is considered located in a particular jurisdiction/country if the investment is made in that country's currency (whether or not an OECD member country).

   b. Regarding how the Fund defines the term "infrastructure" at the outset (which serves as the underpinning for several other defined terms relative to the Fund's 80% Policy and concentration policy), please provide further detail and explanation, such as specific examples, of what constitutes "infrastructure".

   c. The definition of "Infrastructure Investment" is proposed to encompass "*any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold, but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold*". Please delete this phrase, or if retained, provide a justification to the staff supplementally of the Adviser's rational and process for counting an asset toward satisfaction of the 80% Policy when at the time of investment the asset is outside the parameters of the Fund's 80% Policy, and for which there is no time limit or constraint as to when, if ever, the asset will come within the parameters of the 80% Policy under normal market conditions. Please describe the Adviser's process or policy for removing an asset from counting toward the 80% Policy if it fails to reach scale to meet the Fund's defined Infrastructure Investment Threshold.

   d. Regarding the "Private/Liquid Target Allocations" and associated terms "Private Portfolio" and "Liquid Portfolio": (i) as there may be varying levels of liquidity (*e.g.*, highly liquid, moderately liquid, less liquid, etc.) among public equity or debt securities, using the blanket term "Liquid Portfolio" could potentially mislead investors as to the actual liquidity (and associated risks) of this segment of the Fund's portfolio – please consider using throughout the Registration Statement an alternate defined term for this segment of the portfolio (such as "Private Portfolio"), or supplementally provide your rational for why applying the term "liquid" to describe all type of public securities is appropriate; and (ii) please clarify whether the 90%/10% private/public target allocation for Infrastructure Investments applies with respect to the Fund's entire portfolio, or only in respect of the portfolio subject to the 80% Policy.

   e. Regarding references to the Fund's fundamental concentration policy (and the explanation of such policy on pages 42-43 of the SAI): (i) please clarify in the Prospectus disclosure how the Fund classifies "infrastructure" as an industry, and whether the Fund will concentrate on the industry broadly, or focus on any particular sub-categories of the industry; (ii) specific to the SAI disclosure, please clarify whether reference to the S&P 500 Index relates to how the Fund may determine if an investment is within the "infrastructure industry", and if so, which specific index (or indices) among the many S&P index offerings may be used to make this determination; and (ii) please describe in correspondence the Adviser's rationale (at times when the Adviser may select its own reasonable industry classification to apply on the Fund's behalf) for not relying on independent third party classifications (*e.g.,* S&P, Bloomberg, etc.), and its process for determining fair and reasonable alternative industry classifications.

9. Please add disclosure to footnote 1 of Offering Table (and also footnote 1 to the Fee Table in the Prospectus) indicating that any commissions or other forms of compensation paid to a broker or financial intermediary on sales of Class D Shares are not reflected in the tables and examples, as applicable.

10. At the end of the "Leverage" paragraph, please cross reference to sections of the Prospectus discussing the Fund's use of leverage and associated risks of leverage.

11. In the third bullet pointed risk on the Cover Page, and elsewhere in the Prospectus, the disclosure states that the Fund may pay distributions from sources other than cash flow from operations, including proceeds from the offerings of Shares. Please confirm to the staff that the Board has approved the use of offering proceeds for this purpose.

12. Under the heading "Website Disclosure", below the Table of Contents, please rephrase the last sentence of this paragraph to avoid any implication that the Fund's website, rather than its Prospectus, as amended, is the primary source for current, *material* information about the Fund.

Summary

13. Please qualify and clarify certain statements in the section entitled "Benefits of Investing in Private Infrastructure" (Page 1), as follows:

   a. References to "benefits" should be qualified to read "potential" benefits;
   b. Explain how visibility through market cycles provides downside protection (and qualify the statement to refer to "potential" downside protection);
   c. State that revenues "may" grow with inflation;
   d. As the Fund will hold itself out as a non-diversified fund, refrain from touting the benefits of "diversification" in reference to the Fund to avoid investor confusion;
   e. Clarify that correlation of private infrastructure relative to other asset classes is based on *historically* low correlation (*i.e.,* no assurance that low correlation will persist in the future).

14. Under "Benefits of Investing in Private Infrastructure" you suggest the Fund will invest in mature cash-producing assets with contracted or regulated revenues. Please revise your strategy disclosure throughout to more clearly identify the types of investments the Fund will principally make. In this regard, disclosure on page 23 under "Portfolio Composition", states that "a majority of the Private Portfolio's equity investments are expected to be operational with limited development or greenfield exposure, while the debt investments are expected to be performing loans". It is unclear whether the Fund will invest in greenfield, distressed or non-performing assets as part of its strategy. It is similarly unclear what sector, geographies and risk profiles the Fund will target. Please revise the disclosures in the Summary and "Investment Objectives and Strategies" sections to address these matters, including, if known, allocation ranges.

15. Statements in the sections entitled "Market Opportunity" and "Who May Want to Invest"

in the Summary (pages 1-2) may be potentially misleading to investors absent further balance and qualification. These include, for example, a "compelling investment opportunity", "opportunity set … continues to rise to unprecedented levels", "high quality investments", and similar statements reflecting Brookfield's beliefs as to the benefits of investment. Please rephrase and qualify such assertions further by inserting terms such as "potentially", "may" or similar qualifiers.

16.   In the Section of the Summary entitled "Investment Strategy and Guidelines" (page 2) (and corresponding sections in the main body of the Prospectus), please provide a brief discussion in the Summary, and a more fulsome discussion in the main body of the Prospectus, regarding the investment process implemented by the Adviser (and Sub-Adviser as applicable) to achieve the Fund's investment objective. This discussion should include the manner of sourcing and diligence of potential Portfolio Investments, methods for selecting Infrastructure Investments for investment by the Fund, and ongoing diligence and monitoring of Infrastructure Investments' performance and adherence to the Fund's investment objective over time.

17.   Please clarify and correct if necessary the descriptions of assets under management in the descriptions of the Adviser and Sub-Adviser on Page 4 of the Summary (and page 75 of the Prospectus). BAM is described as having assets under management of $750 billion, while the disclosure of the Sub-Adviser, an affiliate of BAM, states that the Sub-Adviser *and its affiliates* had approximately $22 billion assets under management.

18.   Please confirm supplementally that the term of the Expense Limitation and Reimbursement Agreement will not terminate until at least one year after the effectiveness of this Registration Statement.

19.   The "Use of Leverage" section (page 7 of the Summary, and "Leverage" section at page 25 of the Prospectus), includes disclosure that the "1940 Act generally prohibits the Fund from engaging in most forms of leverage … unless … the Fund has satisfied the asset coverage test…."   Although asset coverage requirements continue to apply to borrowing and issuances of preferred stock by closed-end funds, please revise this disclosure to be consistent with the fact that certain other types of senior securities listed in the disclosure (*e.g.,* derivatives, short sales, etc.) are no longer subject to asset coverage requirements, but rather, subject to the requirements of Rule 18f-4.

20.   Please consider streamlining and cross-referencing certain of the multiple and identical recitations of the terms of the Expense Limitation and Reimbursement Agreement, which in the current version of the Registration Statement appear in footnote 2 of the offering table in the Cover Page, twice in the Summary (pages 5 and 9), in footnote 8 to the Fee Table (page 20), and again on pages 48, 75 and 77 of the Prospectus.

21.   Please remove the word "their" from the following sentence in the "Sales Load and Dealer Manager Fees" section of the Summary (page 10) (or otherwise clarify the statement to reflect reference to their clients purchasing Class T Shares of the Fund): "Selling Agents typically receive the sales load with respect to the Class T Shares purchased by *their* stockholders." Also, in the following section of the Summary, the last sentence of that section is repeated twice.

22.   Regarding the proposed minimum investment thresholds for Class D and Class T Shares (Summary, page 11), please explain supplementally why it is appropriate for the Distributor to unilaterally modify or waive the minimum investment requirement without Board consideration or approval, and provide examples of the types of vehicles controlled by Brookfield and its affiliates employees for which such waivers or modifications are contemplated.

23.   Please confirm in correspondence to the staff that the Fund does not intend to invest more than 15% of its net assets in hedge funds, private equity funds or other private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

24.   In the Summary section (page 18), please cross-reference the disclosure of risks relative to "Anti-Takeover Provisions" to the disclosure regarding the Corporate Charter in the Prospectus (pages 93-95).

25.   In the Summary section (page 18), please clarify the reference to "third party interests" in the Fund relative to potential dilution risk attributable to payment of Management and Incentive Fees in Shares. Is this referring to stockholders, or other parties in interest (and if so, which parties other than stockholders may be diluted, and how)?

Summary of Fund Expenses Table (page 20)

26.   Please clarify in the narrative preceding this table that the expenses are estimated as of the end of the Fund's initial year of operations, and disclose the assumed level of net assets upon which such assumptions are based as of the end such period.

27.   Footnote 1 to the table discloses that Class T Shares are subject to a maximum sales load and dealer manager fee, whereas the table itself reflects "none" in the column for Class T Shares. Please correct the discrepancy.

28.   Please further clarify the disclosure in footnote 3 to the Table to reflect that the voluntary waiver of its Management Fee by the Adviser is separate from the fee waivers and expense reimbursements provided for by the Expense Limitation and Reimbursement Agreement. Also, please cross-reference the description of this voluntary waiver of the Management Fee (in footnote 3 and on SAI page 48) in the disclosures of the Advisory Agreement in the Summary (page 5) and main body of the Prospectus (page 75).

29.   Please confirm in correspondence that the final table will reflect the Incentive Fee for the initial year of Fund operations to be 0% (while retaining the description of the Incentive Fee in footnote 4 to apprise investors that such fee will be assessed by the Fund).

30.   In footnote 6 to the fee table, please describe if the Fund anticipates any expenses associated with leverage, in addition to interest on borrowing, which are expected to be incurred by the Fund in its initial year of operations.

31.   Regarding footnote 7 to the table, please add explanatory disclosure to distinguish the 0.25% shareholder servicing fee description, which appears to be included among the Fund's "Other Expenses", from the defined term "Servicing Fee" that is excluded from the

Fund's "Specified Expenses" as described in footnote 8 to the table in reference to the Expense Limitation and Reimbursement Agreement.

32.   Regarding the definition of "Specified Expenses", and given the lengthy explanation of the types of expenses *excluded* from that definition, please provide examples in the disclosure of expenses incurred in the business of the Fund (in addition to organizational and offering costs) that are *included* as "Specified Expenses".

Use of Proceeds (page 22)

33.   In this section of the Prospectus, the disclosure states that the Fund will conduct monthly offerings of its Shares, and in the Valuation section (page 87), the disclosure indicates NAV will be determined monthly and quarterly. However, in the Plan of Distribution (pages 79-84) section of the Prospectus, the disclosure suggests in several places that Shares are offered daily at NAV. Please clarify and confirm throughout the Registration Statement the timing and frequency of the Fund's offerings of its Shares, and the corresponding determinations of NAV.

Investment Objectives and Strategies (pages 22 - 24)

34.   The disclosure in the section entitled "Investment in Private Infrastructure Assets" (page 23) refers to the Fund seeking "*to provide diversified exposure*" to private infrastructure investments. Similar to comment 12.d. above, please re-phrase in order to avoid investor confusions in light of the fact that the Fund intends to operate as a non-diversified fund.

35.   In the second paragraph under the heading "Investment in Public Securities" (page 23), please remove reference to "restricted or private securities" as a component of the Liquid Portfolio, or if you believe such securities are appropriately identified as liquid, clarify in correspondence how investments in restricted or private securities will provide short-term liquidity to the Fund.

Leverage (page 25)

36.   Disclosure in the "Leverage" section indicates that the Fund may utilize one or more subsidiaries to obtain leverage. With respect to any such subsidiary so utilized by the Fund:

    a.   Provide additional disclosure if it is anticipated that any subsidiary's principal investment strategies or principal risks will differ from that of the Fund;

    b.   Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

    c.   Confirm in correspondence that, to the extent a subsidiary is a foreign entity, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

    d.   Confirm in correspondence that, for any wholly-owned Subsidiary, its management fee (including any performance or incentive fee) will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses", in the Fund's fee table; and

e. Confirm in correspondence that the financial statements of any subsidiary wholly-owned or controlled by the Fund will be consolidated with those of the Fund, or if not, please explain why.

Risks (page 27)

37.   The fourth paragraph under the heading "Highly Competitive Market for Investment Opportunities" appears to be misplaced or in need of its own heading, as it discloses risk factors apposite to portfolio investing outside the Unites States (*e.g.,* currency and exchange rate risks).

38.   Please revise "Risks Associated with Investments in Infrastructure Securities" to provide examples of the types of "specific market conditions [that] may result in occasional or permanent reductions in the value of the Portfolio Investments."

39.   "ESG Risks" (page 34). This disclosure refers to the Adviser's methods with respect to ESG issues "*as described in this Prospectus.*" However, there appears to be no such discussion in the Prospectus or SAI as to any such methods undertaken by the Adviser with respect to ESG. Please remove this risk factor, or add disclosure describing the Adviser's methods relative to ESG issues and tying it to applicable ESG risks presented by the Portfolio Investments.

40.   The section on pages 46-47 of the Prospectus entitled "Valuations" is presented as part of the "Risks" section, but appears to be misplaced, as it contains no disclosure as to risks associated with valuation of Portfolio Investments, but rather recites valuation practices and procedures as are disclosed elsewhere in the Prospectus and SAI.   Consider replacing this content with a disclosure of risk factors specific to valuing Infrastructure Investments and other Portfolio Investments, and/or moving this content (to the extent not duplicative of content elsewhere) to a section of the Prospectus disclosing valuation policies and procedures.

41.   The paragraph entitled "Expedited Transactions" on page 47 of the Prospectus is duplicative and identical to risk disclosure under same heading presented on page 44. Please delete one of these disclosure paragraphs.

42.   The disclosure on page 50 indicates the "Fund may guarantee the obligations or other liabilities of Portfolio Investments, co-investment vehicles and/or affiliates of the Fund." Please tell us the circumstances under which the Fund may enter into such guarantees and how the Fund will do so consistent with applicable law, including Sections 17 and 18 of the 1940 Act. Provide similar analysis for the provision of credit support, which is referenced in the same paragraph.

Conflicts of Interest (pages 57-74)

43.   In the fourth paragraph under "Conflicts of Interest" on page 57, please add the phrase

"*and other applicable federal securities laws*" to the end of the second sentence.

44.   At various places with the disclosures of conflicts, from pages 68 to 73 of the Prospectus, reference is made "PSG" and "Oaktree" -- presumably affiliates of the Adviser and Sub-Adviser, but not identified or defined elsewhere in the Prospectus. Please further clarify the identities of "PSG" and "Oaktree" and the nature of their affiliation with the Fund in the Conflicts of Interest section of the Prospectus.

45.   The last paragraph on page 70 of the Prospectus makes reference to "[T]he list of Operating Expenses included in the Articles of Incorporation and this Prospectus...." However, neither the Articles of Incorporation nor Bylaws filed initially as Exhibits to the Registration Statement contain a listing of operating expenses. "Operating Expenses" is not a defined term in the Prospectus, although the term "Other Expenses" is a line item with footnote disclosure in the Fee Table. Please clarify the disclosure in this regard.

Management of the Fund (pages 75-77)

46.   Please remove from the definition of "Fund Income" (page 76, Summary page 5, and SAI page 48) reference to "certain returns of capital". In supplemental correspondence, please describe what other types of distributions received by the Fund are intended to be included within the definition of "Fund Income". Depending on your responses, we may have additional comments.

47.   Please add a graphical representation demonstrating the calculation and operation of the Incentive Fee based on Fund Income.

Repurchases (page 85; Summary page 6; SAI page 55)

48.   The disclosure provides that if the Fund does not have adequate liquidity to fund a tender offer, the Fund may choose to pay tendering stockholders with a promissory note, payable in cash up to 30 days after expiration of the tender offer period. This procedure as described does not appear consistent with Rule 13e-4(f)(5) under the Securities Exchange Act of 1934. *See* Section II.D of Commission Release No. 34-43069 (July 31, 2000). Please revise to state that in all cases tender offer proceeds will be paid no later than 5 business days after the expiration of the tender offer period.

49.   In this section, please disclose whether stockholders will have the ability to withdraw or modify repurchase/tender requests. If they will, please disclose how they may do so.

50.   Please confirm in supplemental correspondence whether the Board anticipates potentially offering to repurchase Shares at a discount to NAV, or at any price other than NAV as of an applicable tender offer valuation date. If so, include disclosure in the Registration Statement of the circumstances under which the Fund would offer to repurchase Shares at a price other than NAV.

51.   Please confirm in supplemental correspondence whether the Board anticipates, following the commencement of a tender offer for the repurchase of Shares, suspending, postponing or terminating such offer in certain circumstances. If so, the disclosure should reflect that the Fund may terminate an offer only upon the occurrence of conditions as specified at

the outset of the offer that are objectively verifiable and outside the control of the Fund or its agents or affiliates.

52.   Please explain supplementally how, in the event no tenders are conducted by the Fund at all, the Fund will be able to continue to rely upon the exemption from FINRA Rule 5110, and if not, whether at such time the exemption becomes unavailable, it will be required to cease the public offering of its Shares pending completion of FINRA's review of its offering pursuant to Rule 5110. If so, the potential cessation of the continuous offering of Shares should be disclosed.

Description of Shares (page 90)

53.   Please remove the reference to Maryland General Corporation Law from the first paragraph. If there are provisions of applicable law that may have a material impact on the Shares or your investors, summarize the provisions in your Prospectus. Similarly, instead of qualifying disclosure with "except as provided in the Charter and any multiple class plan adopted by the Fund", revise to describe all material features associated with the Shares directly in the Prospectus.

ACCOUNTING COMMENTS

General

54.   We note that portions of the filing, including the seed financial statements, are incomplete or need to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Consolidated Subsidiaries

55.   Please confirm that to the extent the Fund intends to engage in business through subsidiaries, these will be wholly owned and consolidated.

Formation Transactions

56.   Please confirm if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

Expense Limitation and Reimbursement Agreement

57.   In footnotes defining the scope of the ELRA, please clarify the basis for the recapture of a Specified Expense in the same year as it is incurred and remove or modify the reference to extraordinary expenses being determined in the sole discretion of the Adviser, as extraordinary expenses are defined in Instruction 2.ii. of Item 27, Form N1-A.

Securities Lending

58.   Please clarify the extent to which the Fund proposes to engage in securities lending as referenced on page 7 in the summary description of Use of Leverage and consider

expanding disclosure to describe the risks and operation of any such transactions.

Total Return Swaps

59.   Disclosure on page 26 and elsewhere states that the Fund may use a variety of derivative instruments including total return swaps ("TRS"). To the extent that the Fund intends to invest in TRS, please add disclosure, in this section and in the discussion of the calculation of the Incentive Fee, that the Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee. See Section 205(b)(3) of the Investment Advisers Act of 1940 and AICPA Expert Panel Meeting Minutes May 22, 2013 / AICPA Audit Risk Alert- Investment Company Industry Developments 2013/2014.

Tax Status

60.   Please supplementally describe what controls and/or structures have been established to manage and mitigate potential Sub-Chapter M qualification status compliance risks linked to energy transition infrastructure investments.

*   *   *

Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of Registration Statements.

Although we have completed our initial review of the Registration Statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the Registration Statement and any amendments. After we have resolved all issues, the Fund and its underwriter may request acceleration of the effective date of the Registration Statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the Registration Statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (213) 400-5829 or, with regard to accounting comments, John Kernan at (202) 551- 4653.   .

Sincerely,

/s/ David P. Mathews

David P. Mathews
Attorney-Adviser

cc: Thomas D. Peeney, Esq., Paul Hastings LLP
        Jay Williamson, Securities and Exchange Commission
        David Manion, Securities and Exchange Commission